Exhibit 99.1

Tarena International, Inc. Announces Increase to the Size and Extension of the Term of its Share Repurchase Plan

BEIJING, June 22, 2018 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced that its board of directors has authorized an increase to the size of the share repurchase plan it adopted on August 21, 2017 from US$30 million to US$70 million and an extension of the term of the plan to June 20, 2019. Under the revised plan, the Company is authorized to repurchase up to an aggregate value of US$70 million of the Company's shares until June 20, 2019. The other terms of the share repurchase plan remain unchanged. The share repurchases may be made from time to time in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Tarena’s board of directors will review the share repurchase plan periodically, and may further authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing cash balance and/or future cash provided by operating activities.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 539,000 students, cooperated with approximately 757 universities and colleges and placed students with approximately 141,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Lei Song
Investor Relations Contact
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn